Insider Report for Robert Halpin Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: HALPIN ( Starts with )
Given name	: ROBERT ( Starts with )
Transaction Date	: December 23, 2003 - December 23, 2003
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	HALPIN, Robert Arthur
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	security	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	designation	equivalent
			applicable)							number or
value of
underlying
securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

150992	2003-05-26	2003-12-23	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			359,000

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	security	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	designation	equivalent
			applicable)							number or
										value of
										underlying
										securities
151006	2003-12-23	2003-12-23	Direct Ownership:	16 - Acquisition or disposition under a prospectus exemption	+5,000	2.2000	364,000	364,000
151066	2003-05-26	2003-12-23	Indirect Ownership: Halpin Energy	00 - Opening Balance-Initial SEDI Report			163,585
Security designation: Options (Common Shares)
151048	2003-05-26	2003-12-23	Direct Ownership:	00 - Opening Balance-Initial SEDI Report			120,000		Common Shares	120,000